Exhibit 20.1

SCHIFFRIN BARROWAY	COOLEY GODWARD KRONISH LLP
TOPAZ & KESSLER, LLP	John Dwyer (SBN 136533)
Alan R. Plutzik (Bar No. 077785)	Christopher Sundermeier (SBN 16533)
2125 Oak Grove Road, Suite 120	Aaron Olsen (SBN 224947)
Walnut Creek, California 94598	Five Palo Alto Square
Telephone: (925) 945-0200	3000 El Camino Real
Facsimile: (925) 945-8792	Five Palo Alto Square
Telephone: (650) 843-5000
SCHIFFRIN BARROWAY TOPAZ	Facsimile: (650) 843-0663
& KESSLER, LLP
Lee D. Rudy	Attorneys for Nominal Defendant
Michael C. Wagner
280 King of Prussia Road	CHORDIANT SOFTWARE, INC.
Radnor, PA 19087
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Lead Counsel for Lead Plaintiffs
JESSE BROWN and LOUIS SUBA

Additional Counsel Listed on Signature Page

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN JOSE DIVISION

IN RE CHORDIANT DERIVATIVE	Case No. C 06-04671 JW
LITIGATION
NOTICE OF PENDENCY AND
This Document Relates To:	SETTLEMENT OF ACTION

All Actions

TO ALL HOLDERS OF CHORDIANT SOFTWARE, INC.

STOCK AS OF JUNE 30, 2008

This Notice is being sent to advise you of the proposed settlement (the “Settlement”) of the above-captioned stockholder derivative action (the “Action”) brought by several stockholders on behalf of, and for the benefit of Chordiant Software, Inc. (”Chordiant” or the “Company”).  As explained below, the Court will hold a final settlement hearing on October 20, 2008 to determine whether to approve the Settlement.  You have an opportunity to be heard at this hearing.  Please note that the Action is not a “securities purchaser class action”, and no individual Chordiant stockholder has the right to be compensated as a result of the settlement of the Action.  Rather, the claim is a derivative claim brought by stockholders on behalf of the Company and the settlement is for the benefit of the Company.

    PLEASE READ THIS NOTICE CAREFULLY.  IT MAY AFFECT YOUR LEGAL RIGHTS.  THE FOLLOWING REPRESENTATIONS ARE MADE BY THE SETTLING PARTIES AND THE COURT HAS NOT RULED ON THE MERITS OF THE ACTION.

I.	WHY YOU ARE RECEIVING THIS NOTICE

This notice is provided pursuant to Federal Rule of Civil Procedure 23.1 and by an Order of the United States District Court for the Northern District of California (the “Court”).  The purpose of the Notice is to advise you that the parties to the Action now pending in the Court and have entered into a Settlement, subject to the Court’s approval, which would fully, finally and forever resolve the Action on the terms and conditions summarized in this Notice.

A hearing (the “Settlement Hearing”) will be held on October 20, 2008, at 9:00 a.m., before the Honorable James Ware, at the U.S. District Courthouse, 280 South 1st Street, Fourth Floor, Courtroom 8, San Jose, California, 95133, for the purpose of considering:  (i) whether the Settlement is fair, reasonable, adequate, and in the best interests of Chordiant and all current Chordiant shareholders, and should be approved by the Court; (ii) whether to enter judgment giving final approval to the Settlement, dismissing the Action before the Court with prejudice, and effectuating the releases described below; (iii) whether the Court will approve the Settling Parties’ fee agreement if the Court approves the Settlement; and (iv) such other necessary and proper matters.

II.	BACKGROUND – WHAT THIS SETTLEMENT IS ABOUT

On June 30, 2006, the Company’s Board instructed the audit committee (“Audit Committee”) to review the Company’s historical stock option grant procedures.  The Audit Committee subsequently hired an independent outside law firm and an independent forensic consulting firm to undertake a special investigation of the Company’s historical stock option grant procedures.

On July 24, 2006, Chordiant publicly announced that the Company’s Audit Committee had begun a voluntary internal review of its historical stock option grant practices and that it would not file its quarterly report with the SEC on Form 10-Q for the quarter ended June 30, 2006, until the review was completed.

On August 1, 2006, Plaintiff Jesse Brown filed a shareholder derivative action captioned Jesse Brown v. Stephen Kelly, et al., Case No. C 06-04671 JW (the “Brown Action”) in this Court.  Subsequently, plaintiff Louis Suba filed a second shareholder derivative action captioned Louis Suba v. Stephen Kelly, et al., Case No. C 06-05603 JW (the “Suba Action”) on September 13, 2006, in the Court.  By Order dated November 27, 2006, the Court consolidated the Brown Action and the Suba Action as In re Chordiant Derivative Litigation, Case No. C 06-04671 JW (the “Action”), appointed plaintiffs Brown and Suba as Lead Plaintiffs, and appointed Schiffrin Barroway Topaz & Kessler, LLP as Lead Counsel.

In the Action, Lead Plaintiffs allege that from 1998 to 2002, the defendants engaged in and/or benefited from the improper backdating of stock options and, as a result, disseminated materially false financial statements and proxy statements to the stockholders of the Company.  The amended consolidated complaint in the Action asserts claims for accounting, for breach of fiduciary duty or the aiding and abetting thereof, for unjust enrichment, for rescission, for violations of Delaware law, for insider selling and misappropriation on information and for violations of §10(b), §14(a) and § 20(a) of the Securities Exchange Act of 1934.

Lead Plaintiffs in the Action are referred to herein as the Lead Plaintiffs.  All named defendants in the Action are referred to herein as the Individual Defendants.  The Individual Defendants and nominal defendant Chordiant are collectively referred to herein as Defendants.  As a part of the Settlement, the Action will be dismissed with prejudice.

Lead Plaintiffs and their counsel believe that the claims asserted in the in the Action have merit. Nevertheless, Lead Plaintiffs and their counsel, considering the Settlement’s terms and the significant risks associated with the Lead Plaintiffs’ claims in the Action, believe that the Settlement, described below, is in the best interests of the Company and its stockholders. Counsel have evaluated information made available in the settlement negotiations, and have taken into account the risks and uncertainties of the continued prosecution of the Action.  Lead Plaintiffs and their counsel believe that the Settlement’s terms, have, and will continue to materially benefit Chordiant.  They have balanced these benefits against the risks of continued litigation which include, among other things: (i) the uncertainty of overcoming Defendants’ potential motions to dismiss; (ii) prevailing on the merits of the claims asserted in the Action; (iii) proving liability and non-exculpated damages at trial; and (iv) prevailing on post-trial motions and likely appeals.  Lead Plaintiffs’ Counsel have also taken into consideration the value of timely relief versus the delay of protracted litigation, and the substantial time and expense that will be incurred.  Based upon their consideration of all of these factors, Lead Plaintiffs and their counsel believe that the Settlement is in the best interests of the Company and its stockholders.

Individual Defendants deny any and all liability to Lead Plaintiffs and the Company. The Individual Defendants deny that any of the claims asserted in the Action have merit and have agreed to settle the Action to avoid the expense and burdens and risks associated with further litigation of the Action.  Chordiant is entering into the Settlement for the further reason that it believes that the Settlement confers substantial benefits upon Chordiant and its shareholders and is in the best interest of Chordiant and its shareholders.

The Court has not determined the merits of Lead Plaintiffs’ claims or Defendants’ defenses. This Notice does not, and is not intended to, imply that there have been or would be any findings of a violation of law by Defendants or that recovery could be had in any amount if the litigation were not settled.

III.	TERMS OF THE PROPOSED SETTLEMENT

The terms and conditions of the proposed Settlement are set forth in the parties’ Stipulation of Compromise and Settlement, which has been filed of record with the Court in the Action.  The following description of the terms of the proposed Settlement are only a summary.  The Defendants acknowledge and agree that the pendency and prosecution of the Action was a material factor underlying the Company’s agreement to implement the changes set forth below with respect to the Company’s corporate governance practices, or, where these changes had already been implemented by the Company, the Company’s agreement to maintain the governance practices for a certain period of time.

A.	Corporate Governance Component of Settlement

1.1 Chordiant acknowledges that the pendency, prosecution and/or Settlement of the Action was a material causal factor in the Company’s decision to implement, or, where changes had already been implemented, to maintain for the next six years the following corporate governance changes set forth in the following paragraphs 1.2 – 1.7:

1.2 Chordiant shall commit to implementing or retaining, where changes have already been implemented, the following corporate governance reforms for a minimum of nine years following Final Court approval of the Settlement, subject only to such revisions as may be necessary to comply with evolving legal standards and controlling laws and governmental or exchange regulations.

1.3 Board Composition and Meetings

1.3.1                      Chordiant has appointed and shall maintain a Lead Independent Director.

1.3.2                      The Nominating and Corporate Governance Committee of the Board shall solicit nominees for potential Board members from the Company’s shareholders by including a statement in the Company’s proxy statements inviting shareholders to make written suggestions for nominees to the Board in accordance with Chordiant’s bylaws.

1.3.3                      Chordiant shall adopt a policy to encourage that at least two thirds (2/3) of the Board will be comprised of “independent” directors, as defined in Section 1.4, below.

1.3.4                      The Board shall maintain a requirement to meet at least four (4) times per year, or more often as necessary, but in any event no less than once per fiscal quarter.

1.4 Director Independence

1.4.1                      Chordiant shall enhance its definition of “independent” such that this term shall mean that a director:

a.           Must not have been employed by the Company or its subsidiaries or entities under common control with the Company within the last three fiscal years;

b.           Must not have received, during the current fiscal year or any of the three immediately preceding fiscal years, remuneration, directly or indirectly, other than de minimis remuneration,1 as a result of service as, or being affiliated with as an executive

1 De minimis remuneration is defined as (a) direct remuneration of $60,000 or less received from the Company, its subsidiaries, or affiliates during a calendar year (other than director compensation); or (b) indirect remuneration paid to an entity if such remuneration does not exceed the lesser of $5 million or one percent of the gross revenues of the entity, and did not directly result in an increase in the compensation received by the director from that entity.

 officer, general partner or member of, an entity that serves as an advisor, consultant, or legal counsel to the Company;

c.           Does not have any personal service contract(s) with the Company, or any member of the Company’s senior management;

d.           Is not an employee or officer with a not-for-profit entity that receives significant contributions from the Company;

e.           During the current fiscal year or any of the three immediate preceding fiscal years, has not had any business relationship with the Company for which the Company has been required to make disclosure under Regulation S-K of the Securities and Exchange Commission (“SEC”), other than for service as a director or officer of a customer or supplier of the Company or for which relationship no more than de minimis remuneration was received in any one such year;

f.           Is not employed at a public company at which an executive officer of the Company serves as a director;

g.           Is not a member of the immediate family of any person described in paragraphs a-e above; and

h.           Does not have beneficial ownership interest of five percent (5%) or more in an entity that has received remuneration, other than de minims remuneration, from the Company, its subsidiaries, or affiliates.

1.5 Stock Option and Compensation Practices

           1.5.1                      The Company shall designate a compliance officer to monitor compliance with the policies adopted herein and the terms of stock option plans, and shall propose monitoring mechanisms in support of these policies.

1.5.2                      The Company shall annually asses the adequacy of its internal controls with regard to stock option grants and shall report any material weakness in the Company’s annual report on internal controls pursuant to section 404 of the Sarbanes-Oxley Act.

1.5.3                      The Compensation Committee shall recommend to the Board and the Board (excluding any director who does not qualify as an outside director for purposes of Section 162(m) of the Internal Revenue Code) shall determine the grantees, amounts and dates of all grants of stock options to the CEO and the executive officers of the Company and shall not delegate these responsibilities.  The price of the options shall be set in accordance with the applicable definition of Fair Market Value in the applicable stock option plan.

1.5.4                      All stock option grants to Section 16 officers who are executive officers and to Company directors shall continue to be made only on dates set in advance by way of formula, which shall be determined by the Board and disclosed to the Company shareholders in each proxy statement filed after Final court approval of the Settlement.

1.5.5                      All grants of stock options to executive officers shall continue to be approved on or before the date of grant by a majority of the Board (excluding any director who does not qualify as an outside director for purposes of Section 162(m) of the Internal Revenue Code).

1.5.6                      The exercise prices of all stock options shall be at least 100% of the closing price of the Company’s stock on the date of grant.

1.5.7                      The Company shall not lower the exercise price of any stock options after they are granted, nor exchange stock options for options with lower exercise prices, except with the unanimous approval of the Board.

1.5.8                      The Company shall adopt a general policy of not using unanimous written consents to document the approval of stock option grants as a general rule except in situations where it is impracticable to hold a meeting of the Compensation Committee or of the Board, as the case may be.  All stock option grants made via unanimous written consent shall be effective as of the date on which the Company has received signatures from all directors on such written consent.

1.5.9                      The Company shall maintain records documenting the approval of and granting of all stock option for seven years after the expiration of the pertinent stock options.

1.6 Compensation Committee Composition and Procedural Reforms

1.6.1                      At least once every three years for the next nine years following final Court approval of the Settlement, the Compensation Committee shall select and retain an independent consultant to assist the Committee in its evaluation of the Company’s executive compensation policies, practices, and procedures and prepare and submit to the Compensation Committee a report on the results of such study.

1.6.2                      The Compensation Committee shall amend its Charter such that the Committee shall consist of at least three (3) independent members of the Board.

1.6.3                      The Compensation Committee shall meet at least four (4) times per year, or more often as necessary, but in any event no less than once per fiscal quarter.

1.7 Audit Committee Composition and Procedural Reforms

1.7.1                      At least once every three years for the next nine years following final Court approval of the Settlement, the Audit Committee shall select and retain an independent auditing firm, which may be the Company’s independent external auditors, to conduct a review and assessment of the Company’s internal controls over financial reporting.

1.7.2                      At least annually, the Audit Committee shall meet with the Company’s independent auditors to review, discuss, and approve the Company’s accounting for stock-based compensation.

1.7.3                      The Audit Committee shall meet at least four (4) times per year, or more often as necessary, but in any event no less than once per fiscal quarter.

1.7.4                      The Company shall maintain a compliance officer (or department) who reports directly to the audit committee or the Company’s Board of Directors.

B.	Financial Component of Settlement

2.1           In addition to the foregoing corporate governance measures, Defendants acknowledge that the pendency and prosecution of the Action was a material causal factor contributing to certain of the Company’s current and former officers and directors disgorgement of the excess benefit realized from the exercise of certain stock options determined to be mispriced, or otherwise surrendering and forfeiting  the excess value of certain stock options determined to be mispriced by repricing such stock, affecting more than 750,000 Chordiant stock options granted from 2000-2006.

C.	Substantial Benefit of the Settlement

3.1           The Parties represent that they believe that the foregoing remedies have, and will continue to materially benefit the Company and Current Chordiant Stockholders.

IV.	WHAT CLAIMS THE SETTLEMENT WILL RELEASE

If the Settlement is approved by the Court, then upon the effective date of the Settlement, Lead Plaintiffs, on behalf of Chordiant and all other current stockholders of Chordiant during the time of the events alleged in the Action, shall be deemed to have and shall have, fully, finally, and forever released all claims that have been or could have been alleged in the Action or that arise out of, arise in connection with or are related to the Company’s historical stock option practices, including any unknown claims against the Individual Defendants.  In addition, upon the effective date of the Settlement, each of the Individual Defendants shall have fully, finally and forever released Lead Plaintiffs, Lead Plaintiffs’ Counsel, and the Company from any and all claims, including unknown claims, which any of them may have against the Lead Plaintiffs, Lead Plaintiffs’ Counsel or the Company, that arise out of, arise in connection with, or relate to the institution, prosecution, assertion, settlement or resolution of the Action or the Released Claims.  The release does not release Chordiant from its statutory or contractual indemnity obligations to the Individual Defendants.

V.	PLAINTIFFS’ ATTORNEYS’ FEES

Lead Plaintiffs’ Counsel will seek approval of their attorney fee agreement with Defendants at the Settlement Hearing.  Defendants have agreed to pay Lead Plaintiffs’ Counsel $850,000 for attorneys’ fees and expenses, subject to the Court’s final approval.  Lead Plaintiffs’ counsel have not received any fee to date, nor have they been reimbursed for their out-of-pocket expenses.  The fee award would compensate Lead Plaintiffs’ Counsel for the substantial benefits achieved in the Action and the risks they undertook to represent the Lead Plaintiffs on a fully-contingent basis.

VI.	SETTLEMENT HEARING AND YOUR RIGHT TO BE HEARD

The Settlement Hearing will occur in the Federal Court before the Honorable James Ware of the United States District Court for the Northern District of California, San Jose Division, on October 20, at 9:00 a.m. at the San Jose U.S. District Courthouse, 280 South 1st Street, San Jose, California, 95133, Fourth Floor, Courtroom 8.

At the Settlement Hearing, the Court will consider whether to grant Final approval to the Settlement and the Settling Parties’ fee agreement.  You have the right, but are not required to appear in person or through counsel at the Settlement Hearing to object to the terms of the proposed Settlement or otherwise present evidence or argument that may be proper and relevant.  However, you shall not be heard, and no papers, briefs or other documents by you shall be received and considered by the Court (unless the Court in its discretion shall thereafter otherwise direct, upon application of such person and for good cause shown), unless not later than ten (10) days prior to the Settlement Hearing, you file with the Court:

A.            a written notice of objection with your name, address and telephone number, along with a representation as to whether you intend to appear at the Settlement Hearing;

B. competent evidence that you held shares of Chordiant common stock as of June 30, 2008, and that you continue to hold shares of Chordiant common stock as of the date of the Settlement Hearing;

C. a statement of your objections to any matters before the Court, the grounds therefor or the reasons for your desiring to appear and be heard, as well as all documents or writings you desire the Court to consider; and

D. the identities of any witnesses you plan on calling at the Settlement Hearing, along with a summary description of their likely testimony.

In addition, on or before the date of such filing, you must also serve the same documents via first class mail or overnight delivery upon all of the following counsel of record:

Michael C. Wagner
SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, Pennsylvania  19087
Telephone:  (610) 667-7706

Attorneys for Lead Plaintiffs Jesse Brown and Louis Suba

-and-

Christopher Sundermeier
COOLEY GODWARD KRONISH LLP
Five Palo Alto Square
3000 El Camino Real

Palo Alto, CA 94306-2155
Telephone: (650) 843-5000

Attorneys for Nominal Defendant Chordiant Software, Inc.

You must also contemporaneously deliver a copy of all documents described above to the Clerk of the Court, at the U.S. District Courthouse for the Northern District of California, 280 South 1st Street, San Jose, California, 95133; and even if you do not appear in person at the Settlement Hearing, the Court will consider your written submission.

Unless the Court otherwise directs, you shall not be entitled to object to the approval of the Settlement, to any Order and Final Judgment entered thereon, to the fee agreement, or to otherwise be heard, except by serving and filing a written objection and supporting papers and documents as prescribed above.  If you fail to object in the manner and within the time prescribed above you shall be deemed to have waived your right to object (including the right to appeal) and shall forever be barred, in this proceeding or in any other proceeding, from raising such objection(s).

VII.	FURTHER INFORMATION

This Notice contains only a summary of the Action and the terms of the Settlement.  For more details regarding the history of the Action and the Settlement, you may inspect the case files including the pleadings, the Stipulation, and other papers and documents filed with the Court located at the U.S. District Courthouse for the Northern District of California, 280 South 1st Street, San Jose, California, 95133 during regular business hours.  Any other inquiries regarding the Action should be addressed to Lead Plaintiffs’ Counsel as follows:

Michael C. Wagner, Esq.
SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, PA 19087
(610) 667-7706

PLEASE DO NOT CALL OR DIRECT ANY INQUIRIES TO THE COURT

DATED: July 7, 2008	BY ORDER, THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA